SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: December 2007

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

EXPLANATORY NOTE

On December 14, 2007, Saifun Semiconductors Ltd. published a supplemental notice regarding special general meeting of shareholders in light of the Amendment to Agreement and Plan of Merger and Reorganization entered into by and between Saifun, Spansion Inc. and Atlantic Star Merger Sub Ltd. on December 12, 2007. In connection with the amendment, Saifun is sending to its shareholders a letter which includes certain explanations regarding the amendment along with the supplemental notice.

The following documents, which are attached hereto, relating to such amendment are incorporated by reference herein:

99.1	Letter to Shareholders and Supplemental Notice of Special General Meeting of Shareholders

99.2	Amendment to Agreement and Plan of Merger and Reorganization

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Letter to Shareholders and Supplemental Notice of Special General Meeting of Shareholders

99.2	Amendment to Agreement and Plan of Merger and Reorganization